SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____              No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement in relation to the operational statistics for 2015 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 27, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to
the Operational Statistics for 2015

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for 2015 of the Company.

The Board of Directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Petroleum & Chemical Corporation
Operational Statistics for 2015

Production	Unit	2015	2014	Change %
Oil and Gas	mmboe	472.08	480.22	(1.70)
Crude Oil 1	mmbbls	349.52	360.73	(3.11)
China	mmbbls	296.34	310.87	(4.67)
Overseas	mmbbls	53.18	49.86	6.66
Natural Gas 2	bcf	734.79	716.35	2.57

Refinery Throughput	Million tonnes	236.49	235.38	0.47
Gasoline	Million tonnes	53.98	51.22	5.39
Diesel	Million tonnes	70.05	74.26	(5.67)
Kerosene incl. Jet Fuel	Million tonnes	24.35	20.75	17.35
Light Chemical Feedstock	Million tonnes	38.81	39.17	(0.92)

Production	Unit	2015	2014	Change %
Ethylene	’000 tonnes	11,118	10,698	3.93
Synthetic Resins	’000 tonnes	15,065	14,639	2.91
Synthetic Fibers	’000 tonnes	1,282	1,315	(2.51)
Synthetic Rubbers	’000 tonnes	843	939	(10.22)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	171.37	170.97	0.23
Retail	Million tonnes	119.03	117.84	1.01
Direct sales & Distribution	Million tonnes	52.34	53.13	(1.49)

Notes:

1:	Domestic crude is converted at 1 tonne =7.1 barrels, overseas crude 1 tonne =7.21 barrels

2:	1 cubic meter = 35.31 cubic feet

3:	The above table includes 100% of the production from domestic JVs.

Important Notice: The operational statistics for 2015 in this announcement are not audited and may be different from the audited operational statistics. The Company will release its audited operational statistics in its annual report for 2015, which shall prevail, if such differences aforementioned exist. Investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 January 2016

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 28, 2016